June 16, 2010

Mr. Dennis M. Steen
Chief Financial Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

> **Re: Camden Property Trust**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 001-12110**

Dear Mr. Dennis M. Steen:

We have reviewed your response letter dated May 18, 2010 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 2. Properties, page 2

1.   We have reviewed your response to comment one in our letter dated May 5, 2010. Please clarify that in future filings you will disclose the average effective annual rental per unit for your property portfolio for the last two fiscal years. Please tell us what the revised disclosure would look like.

Financial Statements and Notes

Consolidated Statements of Income and Comprehensive Income, pages F-3 – F-4

2.   We have considered your response to comments four and five. While you have not separately included a subtotal titled "operating income", it is still not clear why aggregating line items of an operating nature such as impairment charges with line items of a non-operating nature is consistent with Rule 5-03 of Regulation S-X.   Please clarify.

DEFINITIVE PROXY STATEMENT

3.   We note your response to comment eight in our letter dated May 5, 2010. Please tell us what your disclosure regarding the specific performance targets for 2009 compensation would look like.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551 - 3391 or Sonia Barros at (202) 551 – 3655 with any other questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief